UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FINISAR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31787A507

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,838,597

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,838,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,838,597

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person IA; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,838,597

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,838,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,838,597

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,838,597

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,838,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,838,597

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,838,597

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,838,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,838,597

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on December 20, 2018, as amended by Amendment No. 1 to such statement filed with the SEC on January 2, 2019 (“Amendment No. 1”) and as amended by Amendment No. 2 to such statement filed with the SEC on January 11, 2019 (“Amendment No. 2”)  (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the Amendment No. 2 with the SEC on January 11, 2019, the Reporting Persons sold 220,463 between January 25, 2019 and January 31, 2019 for the benefit of the ICAV.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)                                 As of the close of business on January 31, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,838,597 Shares, which consists of (i) 311,219 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,604,960 Shares held for the benefit of PRA Master Fund, (iii) 1,167,082 Shares held for the benefit of Constellation Fund; (iv) 157,206 Shares held for the benefit of MSW Master Fund; (v) 59,488 Shares held for the benefit of Premia Master Fund and (vi) 1,538,642 Shares held for the benefit of the ICAV, and all such Shares represents a beneficial ownership of approximately 4.97% of the Shares.

(b)                                 As of the close of business on January 31, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 5,838,597 Shares, which consists of (i) 311,219 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,604,960 Shares held for the benefit of PRA Master Fund, (iii) 1,167,082 Shares held for the benefit of Constellation Fund; (iv) 157,206 Shares held for the benefit of MSW Master Fund; (v) 59,488 Shares held for the benefit of Premia Master Fund and (vi) 1,538,642 Shares held for the benefit of the ICAV, and all such Shares represents a beneficial ownership of approximately 4.97% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Funds had no transactions since the filing of the Amendment No. 2 on January 11, 2019 through the close of business on January 31, 2019.  All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

(d)                                 Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on January 31, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 4, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
1/25/19	(44,100)	21.85523	(3)
1/28/19	(44,100)	21.75869	(4)
1/29/19	(39,700)	21.63165	(5)
1/30/19	(46,300)	21.53339	(6)
1/31/19	(46,263)	22.80179	(7)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $21.85523 per share, at prices ranging from $21.703 to $21.967 per share.

(4) Reflects a weighted average sale price of $21.75869 per share, at prices ranging from $21.63 to $21.87 per share.

(5) Reflects a weighted average sale price of $21.63165 per share, at prices ranging from $21.57 to $21.73 per share.

(6) Reflects a weighted average sale price of $21.53339 per share, at prices ranging from $21.33 to $21.73 per share.

(7) Reflects a weighted average sale price of $22.80179 per share, at prices ranging from $22.10 to $23.08 per share.